UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December 2013
________________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	November 2013 Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

November, 2013

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF NOVEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Nov-12	Oct-13	Nov-13	Nov-13 Vs. Oct-13	Nov-13 Vs. Nov-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	5,841,611	7,890,844	9,201,322	16.6	57.5
Interbank and overnight funds	946,351	329,555	292,894	(11.1)	(69.1)
Total Cash and cash equivalents	6,787,962	8,220,399	9,494,216	15.5	39.9
INVESTMENT SECURITIES
Debt securities	10,731,418	13,264,990	12,555,819	(5.3)	17.0
Trading	2,346,308	3,174,064	2,775,617	(12.6)	18.3
Available for Sale	5,556,796	7,166,715	6,873,588	(4.1)	23.7
Held to maturity	2,828,315	2,924,211	2,906,614	(0.6)	2.8
Equity securities	7,912,711	9,751,903	9,937,656	1.9	25.6
Trading	33,979	38,743	38,626	(0.3)	13.7
Available for Sale	7,878,731	9,713,161	9,899,031	1.9	25.6
Allowance	(2,933)	(3,021)	(3,037)	0.5	3.5
Total investment securities, net	18,641,196	23,013,872	22,490,438	(2.3)	20.6
LOANS AND FINANCIAL LEASES
Commercial loans	39,822,267	44,069,368	44,550,993	1.1	11.9
Consumer loans	18,421,449	20,297,759	20,494,256	1.0	11.3
Microcredit	287,690	326,438	334,857	2.6	16.4
Mortgage loans	1,033,324	1,694,492	1,787,742	5.5	73.0
Financial leases	5,495,011	5,848,462	5,875,046	0.5	6.9
Allowance for loans and financial leases losses	(2,236,643)	(2,571,384)	(2,598,293)	1.0	16.2
Total loans and financial leases, net	62,823,097	69,665,135	70,444,602	1.1	12.1
Interest accrued on loans and financial leases	714,012	707,238	702,760	(0.6)	(1.6)
Allowance on Interest accrued on loans and financial leases	(76,771)	(83,138)	(85,638)	3.0	11.5
Interest accrued on loans and financial leases, net	637,241	624,100	617,122	(1.1)	(3.2)
Bankers' acceptances, spot transactions and derivatives	233,365	345,925	364,436	5.4	56.2
Accounts receivable, net	940,382	1,100,091	1,093,621	(0.6)	16.3
Property, plant and equipment, net	809,657	864,194	868,814	0.5	7.3
Operating leases, net	361,443	363,488	365,249	0.5	1.1
Foreclosed assets, net	67,271	57,771	57,913	0.2	(13.9)
Prepaid expenses and deferred charges	535,134	437,946	432,414	(1.3)	(19.2)
Goodwill, net	515,360	492,881	490,755	(0.4)	(4.8)
Other assets, net	808,508	1,092,663	1,175,029	7.5	45.3
Reappraisal of assets	1,910,310	2,188,414	2,167,154	(1.0)	13.4
Total assets	95,070,927	108,466,880	110,061,762	1.5	15.8
LIABILITIES
DEPOSITS
Checking accounts	12,834,669	14,111,928	14,721,082	4.3	14.7
Time deposits	17,907,073	18,294,152	19,246,846	5.2	7.5
Savings deposits	31,694,254	38,359,899	39,601,811	3.2	24.9
Other	567,584	545,077	610,272	12.0	7.5
Total deposits	63,003,580	71,311,057	74,180,011	4.0	17.7
Bankers' acceptances, spot transactions and derivatives	211,273	351,497	430,638	22.5	103.8
Interbank borrowings and overnight funds	1,751,775	4,127,798	1,972,802	(52.2)	12.6
Borrowings from banks and other	4,810,847	4,452,100	4,555,178	2.3	(5.3)
Accrued interest payable	254,184	249,532	247,668	(0.7)	(2.6)
Other accounts payable	1,920,831	1,868,805	2,262,300	21.1	17.8
Bonds	5,720,251	6,851,622	6,839,134	(0.2)	19.6
Estimated Liabilities	1,144,352	1,070,193	1,161,851	8.6	1.5
Other liabilities	782,120	927,746	871,298	(6.1)	11.4
Total liabilities	79,599,213	91,210,349	92,520,879	1.4	16.2
Total shareholders' equity	15,471,715	17,256,531	17,540,883	1.6	13.4
Total liabilities and shareholders' equity	95,070,927	108,466,880	110,061,762	1.5	15.8

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF NOVEMBER, 2013

INCOME STATEMENT	YTD		Growth (%) Nov-13 Vs. Nov-12	Month		Growth (%) Nov-13 Vs. Oct-13
(Ps. Millions)	Nov-12	Nov-13		Oct-13	Nov-13
INTEREST INCOME
Interest on loans	5,959,229	6,208,945	4.2	567,717	567,554	(0.0)
Interest on investment securities	711,509	694,799	(2.3)	62,570	48,059	(23.2)
Interbank and overnight funds	124,643	111,220	(10.8)	9,026	8,956	(0.8)
Financial leases	514,140	544,744	6.0	48,845	46,741	(4.3)
Total Interest Income	7,309,522	7,559,708	3.4	688,158	671,310	(2.4)
INTEREST EXPENSE
Checking accounts	116,301	102,857	(11.6)	9,315	9,141	(1.9)
Time deposits	879,405	818,757	(6.9)	67,052	66,457	(0.9)
Saving deposits	1,032,807	977,899	(5.3)	95,194	96,020	0.9
Total interest expense on deposits	2,028,514	1,899,513	(6.4)	171,562	171,617	0.0
Borrowings from banks and others	194,782	128,808	(33.9)	10,538	10,253	(2.7)
Interbank and overnight funds (expenses)	94,086	67,376	(28.4)	9,476	6,429	(32.2)
Bonds	344,681	364,018	5.6	32,713	32,301	(1.3)
Total interest expense	2,662,063	2,459,715	(7.6)	224,289	220,600	(1.6)
Net Interest Income	4,647,459	5,099,993	9.7	463,869	450,710	(2.8)
Provisions for loan and financial lease losses, accrued interest and other, net	775,458	1,059,046	36.6	84,827	96,647	13.9
Recovery of charged-off assets	(128,187)	(131,168)	2.3	(10,944)	(9,898)	(9.6)
Provision for investment securities, foreclosed assets and other assets	31,887	29,797	(6.6)	1,410	2,674	89.6
Recovery of provisions for investments securities, foreclosed assets and other assets	(16,883)	(15,514)	(8.1)	(729)	(1,589)	117.9
Total provisions, net	662,275	942,162	42.3	74,564	87,833	17.8
Net interest income after provisions	3,985,184	4,157,831	4.3	389,305	362,877	(6.8)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	833,748	905,904	8.7	86,463	84,641	(2.1)
Branch network services	26,115	27,312	4.6	2,541	2,455	(3.4)
Credit card merchant fees	141,412	169,988	20.2	15,712	15,903	1.2
Checking fees	66,135	60,716	(8.2)	5,925	5,272	(11.0)
Other	77,022	83,895	8.9	8,008	8,513	6.3
Total fees and other services income	1,144,433	1,247,816	9.0	118,650	116,784	(1.6)
Fees and other services expenses	310,958	336,071	8.1	31,618	31,367	(0.8)
Fees and other services income, net	833,475	911,745	9.4	87,032	85,417	(1.9)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(78,159)	227,418	391.0	(19,318)	60,546	413.4
Gains (losses) on derivative operations, net	172,380	(81,176)	(147.1)	32,859	(51,469)	(256.6)
Gains on sales of investments in equity securities, net	(4)	-	100.0	-	-	N.A.
Dividend Income	778,160	992,245	27.5	12,385	119,475	864.7
Other	162,836	169,515	4.1	15,925	15,794	(0.8)
Total other operating income	1,035,214	1,308,002	26.4	41,851	144,346	244.9
Total operating income	5,853,873	6,377,578	8.9	518,188	592,640	14.4
OPERATING EXPENSES
Salaries and employee benefits	1,059,580	1,145,615	8.1	108,580	106,434	(2.0)
Bonus plan payments	30,306	31,725	4.7	2,244	2,282	1.7
Termination payments	5,195	5,456	5.0	464	503	8.5
Administrative and other expenses	1,629,514	1,887,554	15.8	179,385	184,911	3.1
Insurance on deposit, net	155,094	176,787	14.0	16,823	17,359	3.2
Charitable and other donation expenses	5,771	2,504	(56.6)	319	127	(60.1)
Depreciation	199,926	213,407	6.7	21,172	21,413	1.1
Goodwill amortization	21,159	22,616	6.9	2,126	2,126	-
Total operating expenses	3,106,544	3,485,664	12.2	331,114	335,154	1.2
Net operating income	2,747,329	2,891,915	5.3	187,075	257,486	37.6
NON-OPERATING INCOME (EXPENSE)
Other income	195,929	234,843	19.9	10,397	14,928	43.6
Other expenses	53,423	71,282	33.4	5,755	6,570	14.1
Non-operating income (expense), net	142,506	163,561	14.8	4,642	8,358	80.1
Income before income tax expense	2,889,835	3,055,475	5.7	191,717	265,844	38.7
Income tax expense	765,146	816,640	6.7	67,558	70,426	4.2
Net income	2,124,689	2,238,836	5.4	124,159	195,418	57.4

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Nov-12	Oct-13	Nov-13	Nov-13 Vs. Oct-13	Nov-13 Vs. Nov-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	2,819,442	4,008,919	4,798,503	19.7	70.2
Interbank and overnight funds	150,575	95,626	95,801	0.2	(36.4)
Total Cash and cash equivalents	2,970,017	4,104,545	4,894,304	19.2	64.8
INVESTMENT SECURITIES
Debt securities	5,177,781	5,813,866	5,564,839	(4.3)	7.5
Trading	688,787	1,460,811	1,123,922	(23.1)	63.2
Available for Sale	3,033,084	2,938,870	3,037,169	3.3	0.1
Held to maturity	1,455,909	1,414,184	1,403,748	(0.7)	(3.6)
Equity securities	6,259,753	7,572,374	7,763,153	2.5	24.0
Trading	-	-	-	N.A.	N.A.
Available for Sale	6,259,753	7,572,374	7,763,153	2.5	24.0
Allowance	(719)	(732)	(749)	2.3	4.2
Total investment securities, net	11,436,815	13,385,508	13,327,243	(0.4)	16.5
LOANS AND FINANCIAL LEASES
Commercial loans	23,300,668	26,294,910	26,638,226	1.3	14.3
Consumer loans	6,013,976	6,643,111	6,715,830	1.1	11.7
Microcredit	253,016	299,780	308,690	3.0	22.0
Mortgage loans	144,358	619,871	685,260	10.5	374.7
Financial leases	1,259,690	1,409,926	1,431,136	1.5	13.6
Allowance for loans and financial leases losses	(969,267)	(1,160,046)	(1,166,776)	0.6	20.4
Total loans and financial leases, net	30,002,441	34,107,554	34,612,366	1.5	15.4
Interest accrued on loans and financial leases	353,387	362,847	352,422	(2.9)	(0.3)
Allowance on Interest accrued on loans and financial leases	(39,916)	(45,540)	(46,692)	2.5	17.0
Interest accrued on loans and financial leases, net	313,471	317,308	305,730	(3.6)	(2.5)
Bankers' acceptances, spot transactions and derivatives	195,287	305,128	313,970	2.9	60.8
Accounts receivable, net	482,422	751,644	742,361	(1.2)	53.9
Property, plant and equipment, net	313,468	342,731	345,079	0.7	10.1
Operating leases, net	795	3,277	3,226	(1.6)	305.9
Foreclosed assets, net	27,371	18,881	18,782	(0.5)	(31.4)
Prepaid expenses and deferred charges	248,776	198,542	203,706	2.6	(18.1)
Goodwill, net	490,965	469,892	467,899	(0.4)	(4.7)
Other assets, net	323,118	464,021	474,690	2.3	46.9
Reappraisal of assets	997,927	1,159,375	1,105,300	(4.7)	10.8
Total assets	47,802,873	55,628,405	56,814,657	2.1	18.9
LIABILITIES
DEPOSITS
Checking accounts	7,056,833	7,847,581	8,111,722	3.4	14.9
Time deposits	10,256,804	11,089,054	11,909,476	7.4	16.1
Savings deposits	15,050,395	17,305,052	18,236,246	5.4	21.2
Other	292,175	308,285	327,566	6.3	12.1
Total deposits	32,656,208	36,549,971	38,585,011	5.6	18.2
Bankers' acceptances, spot transactions and derivatives	173,617	314,658	376,438	19.6	116.8
Interbank borrowings and overnight funds	248,540	2,212,964	614,296	(72.2)	147.2
Borrowings from banks and other	2,495,299	2,186,088	2,303,417	5.4	(7.7)
Accrued interest payable	122,875	134,491	135,218	0.5	10.0
Other accounts payable	878,988	856,806	1,142,741	33.4	30.0
Bonds	1,510,289	2,504,137	2,551,149	1.9	68.9
Estimated Liabilities	474,907	435,873	489,096	12.2	3.0
Other liabilities	258,636	371,949	314,586	(15.4)	21.6
Total liabilities	38,819,358	45,566,936	46,511,953	2.1	19.8
Total shareholders' equity	8,983,515	10,061,470	10,302,703	2.4	14.7
Total liabilities and shareholders' equity	47,802,873	55,628,405	56,814,657	2.1	18.9

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2013

INCOME STATEMENT	YTD		Growth (%) Nov-13 Vs. Nov-12	Month		Growth (%) Nov-13 Vs. Oct-13
(Ps. Millions)	Nov-12	Nov-13		Oct-13	Nov-13
INTEREST INCOME
Interest on loans	2,737,889	2,879,422	5.2	264,504	264,613	0.0
Interest on investment securities	337,057	348,883	3.5	25,649	12,578	(51.0)
Interbank and overnight funds	59,531	56,909	(4.4)	4,733	4,474	(5.5)
Financial leases	104,629	123,108	17.7	11,016	11,078	0.6
Total Interest Income	3,239,107	3,408,321	5.2	305,902	292,743	(4.3)
INTEREST EXPENSE
Checking accounts	83,508	84,059	0.7	7,743	7,644	(1.3)
Time deposits	486,408	448,837	(7.7)	37,429	37,640	0.6
Saving deposits	490,215	460,588	(6.0)	43,541	44,565	2.4
Total interest expense on deposits	1,060,130	993,484	(6.3)	88,712	89,850	1.3
Borrowings from banks and others	79,521	59,620	(25.0)	4,834	4,635	(4.1)
Interbank and overnight funds (expenses)	37,465	27,852	(25.7)	4,896	3,438	(29.8)
Bonds	87,638	121,967	39.2	11,789	11,561	(1.9)
Total interest expense	1,264,755	1,202,923	(4.9)	110,231	109,484	(0.7)
Net Interest Income	1,974,352	2,205,398	11.7	195,671	183,259	(6.3)
Provisions for loan and financial lease losses, accrued interest and other, net	340,455	511,947	50.4	47,900	45,994	(4.0)
Recovery of charged-off assets	(40,703)	(52,048)	27.9	(4,624)	(3,989)	(13.7)
Provision for investment securities, foreclosed assets and other assets	18,955	13,722	(27.6)	732	684	(6.5)
Recovery of provisions for investments securities, foreclosed assets and other assets	(8,353)	(6,550)	(21.6)	(61)	(746)	N.A.
Total provisions, net	310,354	467,071	50.5	43,946	41,943	(4.6)
Net interest income after provisions	1,663,997	1,738,327	4.5	151,725	141,316	(6.9)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	479,007	515,258	7.6	48,903	47,306	(3.3)
Branch network services	26,005	27,202	4.6	2,531	2,445	(3.4)
Credit card merchant fees	52,714	64,459	22.3	6,190	6,211	0.3
Checking fees	35,235	31,743	(9.9)	3,205	2,691	(16.0)
Other	4,040	4,232	4.7	266	771	189.8
Total fees and other services income	597,001	642,895	7.7	61,095	59,424	(2.7)
Fees and other services expenses	122,730	118,823	(3.2)	9,903	9,970	0.7
Fees and other services income, net	474,272	524,072	10.5	51,192	49,455	(3.4)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(87,404)	198,858	327.5	(20,306)	57,806	384.7
Gains (losses) on derivative operations, net	148,629	(79,250)	(153.3)	29,787	(49,633)	(266.6)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	586,674	772,234	31.6	11,416	119,475	946.6
Other	2,653	2,535	(4.4)	246	220	(10.3)
Total other operating income	650,552	894,378	37.5	21,143	127,869	504.8
Total operating income	2,788,821	3,156,777	13.2	224,060	318,640	42.2
OPERATING EXPENSES
Salaries and employee benefits	427,553	492,850	15.3	46,498	47,613	2.4
Bonus plan payments	6,349	6,425	1.2	101	164	62.9
Termination payments	874	366	(58.1)	66	12	(81.8)
Administrative and other expenses	745,986	907,020	21.6	85,947	91,126	6.0
Insurance on deposit, net	75,559	86,821	14.9	8,297	8,632	4.0
Charitable and other donation expenses	2,068	72	(96.5)	-	-	N.A.
Depreciation	41,540	47,840	15.2	4,615	4,693	1.7
Goodwill amortization	19,834	21,201	6.9	1,994	1,994	-
Total operating expenses	1,319,761	1,562,595	18.4	147,517	154,233	4.6
Net operating income	1,469,060	1,594,182	8.5	76,543	164,407	114.8
NON-OPERATING INCOME (EXPENSE)
Other income	76,268	102,293	34.1	6,523	11,161	71.1
Other expenses	20,325	28,439	39.9	2,446	1,818	(25.7)
Non-operating income (expense), net	55,943	73,854	32.0	4,077	9,343	129.2
Income before income tax expense	1,525,003	1,668,036	9.4	80,619	173,750	115.5
Income tax expense	374,703	396,644	5.9	29,488	37,269	26.4
Net income	1,150,300	1,271,392	10.5	51,131	136,482	166.9

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Nov-12	Oct-13	Nov-13	Nov-13 Vs. Oct-13	Nov-13 Vs. Nov-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,357,709	1,861,746	1,903,417	2.2	40.2
Interbank and overnight funds	53,935	96,500	104,335	8.1	93.4
Total Cash and cash equivalents	1,411,643	1,958,246	2,007,752	2.5	42.2
INVESTMENT SECURITIES
Debt securities	2,170,522	2,829,301	2,767,633	(2.2)	27.5
Trading	953,714	1,089,140	1,086,182	(0.3)	13.9
Available for Sale	667,712	1,142,568	1,086,739	(4.9)	62.8
Held to maturity	549,097	597,592	594,712	(0.5)	8.3
Equity securities	1,169,022	1,595,806	1,593,230	(0.2)	36.3
Trading	-	-	-	N.A.	N.A.
Available for Sale	1,169,022	1,595,806	1,593,230	(0.2)	36.3
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	3,339,544	4,425,107	4,360,863	(1.5)	30.6
LOANS AND FINANCIAL LEASES
Commercial loans	9,187,693	10,166,946	10,338,467	1.7	12.5
Consumer loans	3,427,689	4,179,101	4,251,467	1.7	24.0
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	1,786	21,351	26,824	25.6	N.A.
Financial leases	3,913,468	4,161,926	4,172,682	0.3	6.6
Allowance for loans and financial leases losses	(595,878)	(680,140)	(691,836)	1.7	16.1
Total loans and financial leases, net	15,934,759	17,849,184	18,097,604	1.4	13.6
Interest accrued on loans and financial leases	156,873	152,409	156,311	2.6	(0.4)
Allowance on Interest accrued on loans and financial leases	(19,351)	(19,076)	(19,822)	3.9	2.4
Interest accrued on loans and financial leases, net	137,522	133,333	136,489	2.4	(0.8)
Bankers' acceptances, spot transactions and derivatives	36,437	37,774	48,682	28.9	33.6
Accounts receivable, net	356,186	257,591	270,054	4.8	(24.2)
Property, plant and equipment, net	239,045	259,595	259,949	0.1	8.7
Operating leases, net	360,274	359,813	361,631	0.5	0.4
Foreclosed assets, net	24,108	22,617	22,638	0.1	(6.1)
Prepaid expenses and deferred charges	133,214	129,658	127,627	(1.6)	(4.2)
Goodwill, net	24,396	22,989	22,856	(0.6)	(6.3)
Other assets, net	295,422	410,510	466,816	13.7	58.0
Reappraisal of assets	385,298	398,849	410,095	2.8	6.4
Total assets	22,677,848	26,265,266	26,593,057	1.2	17.3
LIABILITIES
DEPOSITS
Checking accounts	3,419,508	4,048,876	4,243,758	4.8	24.1
Time deposits	3,374,746	3,611,877	3,777,624	4.6	11.9
Savings deposits	6,695,327	8,299,249	8,163,711	(1.6)	21.9
Other	174,998	142,095	167,704	18.0	(4.2)
Total deposits	13,664,578	16,102,096	16,352,797	1.6	19.7
Bankers' acceptances, spot transactions and derivatives	36,039	33,766	52,297	54.9	45.1
Interbank borrowings and overnight funds	613,682	1,052,073	1,003,400	(4.6)	63.5
Borrowings from banks and other	1,790,534	1,993,719	1,997,691	0.2	11.6
Accrued interest payable	66,033	69,795	64,911	(7.0)	(1.7)
Other accounts payable	469,152	408,373	541,218	32.5	15.4
Bonds	2,312,087	2,532,813	2,473,313	(2.3)	7.0
Estimated Liabilities	250,092	229,341	243,905	6.4	(2.5)
Other liabilities	121,631	135,214	140,649	4.0	15.6
Total liabilities	19,323,828	22,557,189	22,870,180	1.4	18.4
Total shareholders' equity	3,354,020	3,708,077	3,722,878	0.4	11.0
Total liabilities and shareholders' equity	22,677,848	26,265,266	26,593,057	1.2	17.3

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2013

INCOME STATEMENT	YTD		Growth (%) Nov-13 Vs. Nov-12	Month		Growth (%) Nov-13 Vs. Oct-13
(Ps. Millions)	Nov-12	Nov-13		Oct-13	Nov-13
INTEREST INCOME
Interest on loans	1,262,738	1,324,830	4.9	121,951	121,233	(0.6)
Interest on investment securities	126,852	92,828	(26.8)	17,334	9,632	(44.4)
Interbank and overnight funds	41,248	37,773	(8.4)	3,457	3,125	(9.6)
Financial leases	375,840	390,403	3.9	35,112	33,373	(5.0)
Total Interest Income	1,806,677	1,845,834	2.2	177,854	167,364	(5.9)
INTEREST EXPENSE
Checking accounts	8,509	9,737	14.4	1,032	1,005	(2.6)
Time deposits	155,272	183,821	18.4	15,365	15,188	(1.2)
Saving deposits	245,437	218,917	(10.8)	21,205	20,632	(2.7)
Total interest expense on deposits	409,219	412,475	0.8	37,602	36,825	(2.1)
Borrowings from banks and others	73,797	56,493	(23.4)	4,954	4,893	(1.2)
Interbank and overnight funds (expenses)	22,673	17,212	(24.1)	1,643	1,256	(23.5)
Bonds	148,620	144,238	(2.9)	12,798	12,190	(4.7)
Total interest expense	654,309	630,418	(3.7)	56,997	55,165	(3.2)
Net Interest Income	1,152,368	1,215,416	5.5	120,857	112,199	(7.2)
Provisions for loan and financial lease losses, accrued interest and other, net	237,381	329,795	38.9	28,683	35,002	22.0
Recovery of charged-off assets	(47,253)	(45,094)	(4.6)	(3,244)	(3,305)	1.9
Provision for investment securities, foreclosed assets and other assets	8,263	8,467	2.5	186	1,104	493.8
Recovery of provisions for investments securities, foreclosed assets and other assets	(4,144)	(5,404)	30.4	(333)	(213)	(36.1)
Total provisions, net	194,247	287,764	48.1	25,292	32,588	28.8
Net interest income after provisions	958,122	927,652	(3.2)	95,565	79,611	(16.7)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	148,016	169,674	14.6	16,955	16,842	(0.7)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	71,704	85,662	19.5	7,705	7,876	2.2
Checking fees	20,270	19,050	(6.0)	1,790	1,702	(4.9)
Other	29,728	28,825	(3.0)	2,839	2,720	(4.2)
Total fees and other services income	269,718	303,211	12.4	29,289	29,140	(0.5)
Fees and other services expenses	107,162	122,370	14.2	13,018	12,594	(3.3)
Fees and other services income, net	162,556	180,841	11.2	16,271	16,545	1.7
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	9,619	24,581	155.5	1,094	2,005	83.2
Gains (losses) on derivative operations, net	22,567	(1,118)	(105.0)	2,946	(1,595)	(154.2)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	145,765	172,562	18.4	362	-	(100.0)
Other	158,893	165,493	4.2	15,520	15,443	(0.5)
Total other operating income	336,844	361,519	7.3	19,922	15,853	(20.4)
Total operating income	1,457,522	1,470,012	0.9	131,758	112,010	(15.0)
OPERATING EXPENSES
Salaries and employee benefits	279,803	293,876	5.0	27,047	27,076	0.1
Bonus plan payments	19,876	21,133	6.3	1,980	1,996	0.9
Termination payments	3,678	4,209	14.4	396	409	3.2
Administrative and other expenses	376,058	421,358	12.0	38,956	40,086	2.9
Insurance on deposit, net	35,456	42,314	19.3	3,995	4,052	1.4
Charitable and other donation expenses	1,835	694	(62.2)	148	4	(97.5)
Depreciation	120,272	127,337	5.9	12,729	12,589	(1.1)
Goodwill amortization	1,325	1,415	6.8	133	133	-
Total operating expenses	838,302	912,336	8.8	85,382	86,344	1.1
Net operating income	619,220	557,676	(9.9)	46,376	25,666	(44.7)
NON-OPERATING INCOME (EXPENSE)
Other income	27,081	27,328	0.9	1,184	1,631	37.8
Other expenses	16,146	18,626	15.4	1,577	1,773	12.4
Non-operating income (expense), net	10,935	8,702	(20.4)	(393)	(142)	(63.9)
Income before income tax expense	630,155	566,378	(10.1)	45,983	25,524	(44.5)
Income tax expense	157,215	140,876	(10.4)	15,196	9,180	(39.6)
Net income	472,940	425,502	(10.0)	30,787	16,344	(46.9)

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Nov-12	Oct-13	Nov-13	Nov-13 Vs. Oct-13	Nov-13 Vs. Nov-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,171,121	1,379,580	1,842,395	33.5	57.3
Interbank and overnight funds	570,399	30,795	1,449	(95.3)	(99.7)
Total Cash and cash equivalents	1,741,520	1,410,375	1,843,844	30.7	5.9
INVESTMENT SECURITIES
Debt securities	1,363,915	2,425,551	2,428,910	0.1	78.1
Trading	158,531	219,325	200,021	(8.8)	26.2
Available for Sale	697,632	1,636,029	1,660,628	1.5	138.0
Held to maturity	507,753	570,198	568,262	(0.3)	11.9
Equity securities	472,207	571,955	569,506	(0.4)	20.6
Trading	33,807	38,743	38,626	(0.3)	14.3
Available for Sale	438,400	533,212	530,880	(0.4)	21.1
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	1,836,122	2,997,506	2,998,416	0.0	63.3
LOANS AND FINANCIAL LEASES
Commercial loans	5,145,995	5,035,674	5,021,768	(0.3)	(2.4)
Consumer loans	6,177,809	6,481,586	6,505,122	0.4	5.3
Microcredit	15,483	13,945	13,936	(0.1)	(10.0)
Mortgage loans	90,139	93,580	95,896	2.5	6.4
Financial leases	321,853	276,610	271,228	(1.9)	(15.7)
Allowance for loans and financial leases losses	(423,683)	(445,472)	(447,233)	0.4	5.6
Total loans and financial leases, net	11,327,596	11,455,923	11,460,717	0.0	1.2
Interest accrued on loans and financial leases	134,901	120,348	121,266	0.8	(10.1)
Allowance on Interest accrued on loans and financial leases	(9,354)	(9,267)	(9,379)	1.2	0.3
Interest accrued on loans and financial leases, net	125,547	111,082	111,888	0.7	(10.9)
Bankers' acceptances, spot transactions and derivatives	1,635	2,708	1,376	(49.2)	(15.8)
Accounts receivable, net	59,457	48,397	43,963	(9.2)	(26.1)
Property, plant and equipment, net	148,578	156,678	160,577	2.5	8.1
Operating leases, net	374	398	392	(1.6)	4.7
Foreclosed assets, net	10,359	11,725	12,025	2.6	16.1
Prepaid expenses and deferred charges	104,679	70,280	61,397	(12.6)	(41.3)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	134,512	145,679	155,965	7.1	15.9
Reappraisal of assets	354,478	410,027	431,506	5.2	21.7
Total assets	15,844,857	16,820,777	17,282,065	2.7	9.1
LIABILITIES
DEPOSITS
Checking accounts	1,777,572	1,502,517	1,640,859	9.2	(7.7)
Time deposits	1,980,056	1,261,768	1,248,430	(1.1)	(36.9)
Savings deposits	6,436,019	8,503,434	8,831,123	3.9	37.2
Other	71,280	59,846	80,660	34.8	13.2
Total deposits	10,264,928	11,327,566	11,801,073	4.2	15.0
Bankers' acceptances, spot transactions and derivatives	1,617	2,693	1,501	(44.3)	(7.2)
Interbank borrowings and overnight funds	10,000	4,723	-	(100.0)	(100.0)
Borrowings from banks and other	451,399	182,680	164,097	(10.2)	(63.6)
Accrued interest payable	37,475	24,925	27,245	9.3	(27.3)
Other accounts payable	447,233	477,517	454,747	(4.8)	1.7
Bonds	1,897,875	1,814,671	1,814,671	-	(4.4)
Estimated Liabilities	306,476	273,628	289,634	5.8	(5.5)
Other liabilities	356,056	372,609	369,661	(0.8)	3.8
Total liabilities	13,773,059	14,481,012	14,922,628	3.0	8.3
Total shareholders' equity	2,071,799	2,339,765	2,359,437	0.8	13.9
Total liabilities and shareholders' equity	15,844,857	16,820,777	17,282,065	2.7	9.1

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2013

INCOME STATEMENT	YTD		Growth (%) Nov-13 Vs. Nov-12	Month		Growth (%) Nov-13 Vs. Oct-13
(Ps. Millions)	Nov-12	Nov-13		Oct-13	Nov-13
INTEREST INCOME
Interest on loans	1,292,758	1,285,597	(0.6)	115,272	114,706	(0.5)
Interest on investment securities	131,548	100,959	(23.3)	10,697	15,423	44.2
Interbank and overnight funds	16,642	12,648	(24.0)	690	1,098	59.1
Financial leases	33,671	31,234	(7.2)	2,717	2,290	(15.7)
Total Interest Income	1,474,619	1,430,438	(3.0)	129,375	133,516	3.2
INTEREST EXPENSE
Checking accounts	22,050	7,096	(67.8)	430	365	(15.3)
Time deposits	119,320	81,490	(31.7)	5,367	5,273	(1.7)
Saving deposits	217,507	220,854	1.5	23,530	23,732	0.9
Total interest expense on deposits	358,877	309,441	(13.8)	29,327	29,369	0.1
Borrowings from banks and others	34,976	8,919	(74.5)	452	422	(6.7)
Interbank and overnight funds (expenses)	7,946	3,494	(56.0)	606	(4)	(100.6)
Bonds	108,423	97,813	(9.8)	8,126	8,549	5.2
Total interest expense	510,222	419,667	(17.7)	38,511	38,337	(0.5)
Net Interest Income	964,397	1,010,771	4.8	90,865	95,179	4.7
Provisions for loan and financial lease losses, accrued interest and other, net	96,027	69,049	(28.1)	(4,314)	1,987	146.1
Recovery of charged-off assets	(14,539)	(12,786)	(12.1)	(1,054)	(840)	(20.3)
Provision for investment securities, foreclosed assets and other assets	3,033	5,318	75.4	195	655	236.5
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,929)	(1,001)	(48.1)	(96)	(156)	62.8
Total provisions, net	82,592	60,580	(26.7)	(5,269)	1,646	131.3
Net interest income after provisions	881,805	950,191	7.8	96,133	93,533	(2.7)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	71,548	81,701	14.2	7,736	7,783	0.6
Branch network services	110	110	-	10	10	-
Credit card merchant fees	5,188	5,711	10.1	501	495	(1.2)
Checking fees	3,416	2,974	(12.9)	273	235	(14.0)
Other	9,247	7,760	(16.1)	709	601	(15.2)
Total fees and other services income	89,509	98,257	9.8	9,229	9,125	(1.1)
Fees and other services expenses	29,816	34,745	16.5	2,978	3,159	6.1
Fees and other services income, net	59,694	63,512	6.4	6,251	5,966	(4.6)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(30)	2,636	N.A.	(85)	518	708.7
Gains (losses) on derivative operations, net	35	(239)	(788.3)	14	(55)	(489.0)
Gains on sales of investments in equity securities, net	(4)	-	100.0	-	-	N.A.
Dividend Income	42,466	42,345	(0.3)	189	-	(100.0)
Other	1,269	1,483	16.8	160	130	(18.6)
Total other operating income	43,736	46,225	5.7	278	594	113.6
Total operating income	985,234	1,059,928	7.6	102,663	100,092	(2.5)
OPERATING EXPENSES
Salaries and employee benefits	215,906	217,285	0.6	22,084	18,644	(15.6)
Bonus plan payments	2,955	3,013	2.0	138	115	(17.2)
Termination payments	233	414	77.3	-	-	N.A.
Administrative and other expenses	272,899	307,977	12.9	33,216	31,621	(4.8)
Insurance on deposit, net	26,871	28,246	5.1	2,707	2,823	4.3
Charitable and other donation expenses	1,257	1,314	4.5	119	119	-
Depreciation	18,345	20,050	9.3	1,855	1,857	0.1
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	538,466	578,299	7.4	60,120	55,179	(8.2)
Net operating income	446,768	481,630	7.8	42,543	44,913	5.6
NON-OPERATING INCOME (EXPENSE)
Other income	71,613	92,566	29.3	1,899	1,682	(11.4)
Other expenses	10,631	14,136	33.0	991	2,002	102.0
Non-operating income (expense), net	60,982	78,429	28.6	908	(320)	(135.3)
Income before income tax expense	507,750	560,059	10.3	43,451	44,593	2.6
Income tax expense	163,458	188,847	15.5	16,420	17,480	6.5
Net income	344,292	371,212	7.8	27,031	27,113	0.3

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Nov-12	Oct-13	Nov-13	Nov-13 Vs. Oct-13	Nov-13 Vs. Nov-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	493,338	640,598	657,007	2.6	33.2
Interbank and overnight funds	171,443	106,634	91,309	(14.4)	(46.7)
Total Cash and cash equivalents	664,781	747,233	748,316	0.1	12.6
INVESTMENT SECURITIES
Debt securities	2,019,200	2,196,273	1,794,437	(18.3)	(11.1)
Trading	545,276	404,788	365,492	(9.7)	(33.0)
Available for Sale	1,158,367	1,449,248	1,089,053	(24.9)	(6.0)
Held to maturity	315,556	342,237	339,892	(0.7)	7.7
Equity securities	11,728	11,768	11,768	-	0.3
Trading	172	-	-	N.A.	(100.0)
Available for Sale	11,556	11,768	11,768	-	1.8
Allowance	(2,214)	(2,289)	(2,288)	(0.0)	3.3
Total investment securities, net	2,028,714	2,205,752	1,803,917	(18.2)	(11.1)
LOANS AND FINANCIAL LEASES
Commercial loans	2,187,912	2,571,838	2,552,532	(0.8)	16.7
Consumer loans	2,801,974	2,993,961	3,021,837	0.9	7.8
Microcredit	19,190	12,713	12,231	(3.8)	(36.3)
Mortgage loans	797,041	959,690	979,762	2.1	22.9
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(247,816)	(285,727)	(292,447)	2.4	18.0
Total loans and financial leases, net	5,558,301	6,252,474	6,273,915	0.3	12.9
Interest accrued on loans and financial leases	68,850	71,633	72,761	1.6	5.7
Allowance on Interest accrued on loans and financial leases	(8,149)	(9,255)	(9,745)	5.3	19.6
Interest accrued on loans and financial leases, net	60,701	62,377	63,016	1.0	3.8
Bankers' acceptances, spot transactions and derivatives	7	316	407	29.0	N.A.
Accounts receivable, net	42,317	42,461	37,244	(12.3)	(12.0)
Property, plant and equipment, net	108,566	105,190	103,208	(1.9)	(4.9)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	5,433	4,548	4,467	(1.8)	(17.8)
Prepaid expenses and deferred charges	48,465	39,466	39,683	0.6	(18.1)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	55,457	72,454	77,558	7.0	39.9
Reappraisal of assets	172,608	220,162	220,253	0.0	27.6
Total assets	8,745,349	9,752,431	9,371,984	(3.9)	7.2
LIABILITIES
DEPOSITS
Checking accounts	580,755	712,954	724,743	1.7	24.8
Time deposits	2,295,467	2,331,454	2,311,315	(0.9)	0.7
Savings deposits	3,512,513	4,252,164	4,370,731	2.8	24.4
Other	29,130	34,852	34,341	(1.5)	17.9
Total deposits	6,417,866	7,331,424	7,441,131	1.5	15.9
Bankers' acceptances, spot transactions and derivatives	-	381	402	5.6	N.A.
Interbank borrowings and overnight funds	879,554	858,037	355,106	(58.6)	(59.6)
Borrowings from banks and other	73,615	89,613	89,973	0.4	22.2
Accrued interest payable	27,801	20,322	20,294	(0.1)	(27.0)
Other accounts payable	125,458	126,109	123,594	(2.0)	(1.5)
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	112,877	131,352	139,216	6.0	23.3
Other liabilities	45,798	47,973	46,402	(3.3)	1.3
Total liabilities	7,682,968	8,605,211	8,216,119	(4.5)	6.9
Total shareholders' equity	1,062,381	1,147,220	1,155,865	0.8	8.8
Total liabilities and shareholders' equity	8,745,349	9,752,431	9,371,984	(3.9)	7.2

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER, 2013

INCOME STATEMENT	YTD		Growth (%) Nov-13 Vs. Nov-12	Month		Growth (%) Nov-13 Vs. Oct-13
(Ps. Millions)	Nov-12	Nov-13		Oct-13	Nov-13
INTEREST INCOME
Interest on loans	665,844	719,096	8.0	65,989	67,002	1.5
Interest on investment securities	116,053	152,129	31.1	8,890	10,426	17.3
Interbank and overnight funds	7,222	3,889	(46.1)	147	259	76.0
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	789,119	875,114	10.9	75,026	77,687	3.5
INTEREST EXPENSE
Checking accounts	2,234	1,966	(12.0)	111	128	15.6
Time deposits	118,405	104,608	(11.7)	8,892	8,355	(6.0)
Saving deposits	79,649	77,539	(2.6)	6,919	7,091	2.5
Total interest expense on deposits	200,287	184,113	(8.1)	15,922	15,574	(2.2)
Borrowings from banks and others	6,488	3,776	(41.8)	298	303	1.8
Interbank and overnight funds (expenses)	26,002	18,818	(27.6)	2,332	1,738	(25.4)
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	232,777	206,707	(11.2)	18,551	17,615	(5.0)
Net Interest Income	556,342	668,408	20.1	56,475	60,072	6.4
Provisions for loan and financial lease losses, accrued interest and other, net	101,594	148,255	45.9	12,558	13,664	8.8
Recovery of charged-off assets	(25,693)	(21,239)	(17.3)	(2,022)	(1,764)	(12.8)
Provision for investment securities, foreclosed assets and other assets	1,637	2,290	39.9	298	230	(22.5)
Recovery of provisions for investments securities, foreclosed assets and other assets	(2,456)	(2,560)	4.2	(240)	(475)	97.9
Total provisions, net	75,082	126,746	68.8	10,594	11,656	10.0
Net interest income after provisions	481,260	541,662	12.6	45,881	48,416	5.5
FEES AND OTHER SERVICES INCOME
Commissions from banking services	135,178	139,272	3.0	12,869	12,710	(1.2)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	11,806	14,155	19.9	1,316	1,321	0.3
Checking fees	7,214	6,949	(3.7)	657	644	(1.9)
Other	34,007	43,078	26.7	4,195	4,420	5.4
Total fees and other services income	188,204	203,453	8.1	19,037	19,095	0.3
Fees and other services expenses	51,250	60,133	17.3	5,719	5,644	(1.3)
Fees and other services income, net	136,954	143,319	4.6	13,318	13,451	1.0
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(344)	1,343	490.5	(22)	216	N.A.
Gains (losses) on derivative operations, net	1,150	(570)	(149.6)	112	(186)	(266.0)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	3,255	5,103	56.8	418	-	(100.0)
Other	21	4	(81.6)	-	1	N.A.
Total other operating income	4,082	5,880	44.1	509	30	(94.0)
Total operating income	622,296	690,861	11.0	59,708	61,898	3.7
OPERATING EXPENSES
Salaries and employee benefits	136,319	141,604	3.9	12,951	13,102	1.2
Bonus plan payments	1,126	1,154	2.6	26	7	(74.2)
Termination payments	409	467	14.2	2	83	N.A.
Administrative and other expenses	234,572	251,199	7.1	21,267	22,078	3.8
Insurance on deposit, net	17,208	19,406	12.8	1,824	1,852	1.5
Charitable and other donation expenses	611	425	(30.4)	52	4	(92.3)
Depreciation	19,769	18,180	(8.0)	1,974	2,273	15.2
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	410,014	432,434	5.5	38,095	39,398	3.4
Net operating income	212,282	258,427	21.7	21,613	22,500	4.1
NON-OPERATING INCOME (EXPENSE)
Other income	20,966	12,656	(39.6)	791	453	(42.7)
Other expenses	6,321	10,080	59.5	741	976	31.8
Non-operating income (expense), net	14,646	2,576	(82.4)	50	(523)	N.A.
Income before income tax expense	226,927	261,002	15.0	21,664	21,977	1.4
Income tax expense	69,770	90,272	29.4	6,454	6,497	0.7
Net income	157,157	170,730	8.6	15,210	15,480	1.8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel